# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: XCel Brands, Inc., CIK 0001083220
CUSIP: 98400M200
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 550 Seventh Avenue, 11th Floor, New York, New York (NY), 10018
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001418746

## Reporting persons
- Potomac Capital Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 477,950; shared voting power 0; sole dispositive power 477,950; shared dispositive power 0; aggregate amount beneficially owned 477,950 (8.2% of the class)
- Paul J. Solit: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 584,806; shared voting power 0; sole dispositive power 584,806; shared dispositive power 0; aggregate amount beneficially owned 584,806 (9.99% of the class)
- Potomac Capital Management V LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 477,950; shared voting power 0; sole dispositive power 477,950; shared dispositive power 0; aggregate amount beneficially owned 477,950 (8.2% of the class)
  Comment: limited liability company
- Potomac Capital Partners V, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 477,950; shared voting power 0; sole dispositive power 477,950; shared dispositive power 0; aggregate amount beneficially owned 477,950 (8.2% of the class)

## Item 1. Issuer
Name of issuer: XCel Brands, Inc.
Address of issuer's principal executive offices: 550 Seventh Avenue, 11th Floor, New York, NY 10018

## Item 2. Person Filing
Name of person filing: This statement (this "Statement") is being filed by: (1) Paul J. Solit; (2) Potomac Capital Management Inc., a New York corporation (the "Investment Manager"); (3) Potomac Capital Management V LLC, a Delaware limited liability company (the "General Partner"); and (4) Potomac Capital Partners V, LP, a Delaware limited partnership (the "Fund") (all of the foregoing, collectively, the "Reporting Persons"). The Fund is a private investment vehicle. The Investment Manager is the investment manager of the Fund. The General Partner is the general partner of the Fund. Mr. Solit is the principal and controlling person of the Investment Manager and the General Partner. Mr. Solit, the Investment Manager and the General Partner may be deemed to beneficially own the shares of Common Stock owned directly by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares beneficially owned directly by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 360 East 89th Street, Apt 8B, New York, NY, 10128
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on December 31, 2025, the Date of Event which requires the filing of this Schedule 13G/A.

The shares of Common Stock reported for the Fund, the General Partner and the Investment Manager consist of: (x) 408,400 shares of Common Stock held by the Fund; and (y) an additional 69,550 shares of Common Stock that can be acquired by the Fund within 60 days through the exercise of warrants. The warrants contain customary "blocker" provisions providing that the Fund may not exercise the warrants to the extent that immediately prior to or following such exercise, the Fund, together with the "Attribution Parties" (as defined in the warrants, which term the Reporting Persons deem to include Mr. Solit and his family members), beneficially owns or would beneficially own in excess of 9.99% of the Common Stock that would be issued and outstanding following such exercise.

The shares of Common Stock reported for Mr. Solit consist of: (x) 408,400 shares of Common Stock held by the Fund; (y) 106,856 shares of Common Stock held by Mr. Solit's family members; and (z) an additional 69,550 shares of Common Stock that can be acquired by the Fund and/or Mr. Solit's family members within 60 days through the exercise of warrants (which contain the blocker provisions described above).
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on: (x) 4,806,776 shares of Common Stock outstanding as of October 30, 2025, as reported by the Issuer in a Form 10-Q filed with the SEC on November 19, 2025; and (y) an additional 977,592 shares of Common Stock issued by the Issuer on December 18, 2025, as reported by the Issuer in a Form 8-K filed with the SEC on December 19, 2025.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Potomac Capital Management Inc.: /s/ Paul J. Solit, Paul J. Solit / Authorized Signatory (02/17/2026)
- Paul J. Solit: /s/ Paul J. Solit, N/A (02/17/2026)
- Potomac Capital Management V LLC: /s/ Paul J. Solit, Paul J. Solit / Authorized Signatory (02/17/2026)
- Potomac Capital Partners V, LP: /s/ Paul J. Solit, Paul J. Solit / Authorized Signatory (02/17/2026)